This submission is made solely for the purpose of establishing a new registration statement for Brighthouse Retirement Account Annuity, Registered Fixed Account Option (“RFAO”) and Brighthouse Retirement Account Liquidity Benefit (“BRA LB”) under CIK 0002041679 for Brighthouse Life Insurance Co (RILA MVA) in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a) under the Securities Act of 1933, as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”). This submission is part of our transition of the RFAO, currently registered on Form S-3 as Registration No. 333-276468, and BRA LB, currently registered on Form S-3 as Registration No. 333-276470, to the amended Form N-4 requirements tailored to register market value adjustment annuities.